

June 25, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Horizon Funds
        Issuer CIK: 0001643174
        Issuer File Number: 333-205411 / 811-23063
        Form Type: 8-A12B
        Filing Date: June 25, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Horizon Dividend Income ETF, Horizon Core Equity ETF, and Horizon Managed Risk ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications